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                                                                   Exhibit "F"
                              [BIOVAIL LETTERHEAD]

FOR IMMEDIATE RELEASE

CONTACT:   Stephanie Brooks                    Eugene Melnyk
           Public Affairs Officer              Chairman of the Board
           Novopharm Limited                   Bob Podruzny
           Tel: (416) 291-8888, ext. 5404      Chief Financial Officer
                                               Biovail Corporation International
                                               Tel: (416) 285-60000

            BIOVAIL CORPORATION AND NOVOPHARM LIMITED SIGN EXCLUSIVE AGREEMENT TO MARKET GENERIC VERSION OF CARDIZEM CD(R) IN CANADA

     TORONTO, ONTARIO -- (OCTOBER 1, 1997) -- Novopharm Limited and Biovail Corporation International (NYSE, TSE:BVF) today announced they have entered into an exclusive licensing agreement for the Canadian distribution of a generic version of Cardizem CD(R), a once-daily formulation of the calcium channel blocker diltiazem, used in the treatment of angina and hypertension. This is the first such agreement between the two companies.

     This agreement will allow Novopharm to distribute a generic version of Cardizem CD(R) (diltiazem) throughout Canada. Novopharm will use its extensive sales force to market the product to pharmacists in both the retail and hospital sectors.

     "This agreement adds an exceptional product to our existing product line," said Dr. Jacques Messier, President and Chief Operating Officer of Novopharm Limited. "Our relationship with Biovail reinforces Novopharm's ability to adapt to changing market needs and ensure we have the products available to answer market demands," added Dr. Messier.

     Eugene Melnyk, Chairman of the Board for Biovail Corporation International commented, "This licensing agreement represents a tremendous opportunity for Biovail in the Canadian market. With diltiazem annual sales in Canada in 1996 in excess of $142 million CDN, the dynamics are very favourable for the entry of this product."

     According to Leslie Dan, Chairman and Chief Executive Officer of Novopharm Limited, "This deal demonstrates Novopharm's ongoing commitment to diversify and strengthen our Canadian business. It is essential that as the marketplace develops, we continue to find unique and innovative ways to offer our customers an extensive product line, while at the same time supporting our own research endeavours."

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BIOVAIL CORPORATION INTERNATIONAL AND NOVOPHARM LIMITED SIGN EXCLUSIVE...
OCTOBER 1, 1997


     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

     Novopharm Limited is a privately-held Canadian-based global pharmaceutical company. Novopharm is diversified through its 13 divisions and subsidiaries which specialize in the development and manufacture of generic and OTC pharmaceuticals as well as leading-edge innovative research into treatments for cancer and HIV. With an ever expanding product line in excess of 380 products, this diversity has enabled Novopharm to remain a leader in Canada for more than 30 years. In 1996, Canadian sales were $300 million CDN and worldwide sales were over $650 million CDN. Novopharm has a history of providing quality products at affordable prices. This vision now continues on a global scale -- the commitment to make a world of difference.


                                      ###


(R)Cardizem CD is a registered trademark of Hoechst Marion Roussel


     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.


     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.